AMENDED AND RESTATED OPERATING AGREEMENT OF TREEFORT LLC

Contents

AMENDED AND RESTATED OPERATING AGREEMENT OF
TREEFORT LLC

THIS AMENDED AND RESTATED OPERATING AGREEMENT ("**Operating Agreement**") of Treefort LLC, an Idaho limited liability company ("**Company**") is made and entered into effective as of July 1, 2020 ("**Effective Date**") among the Members and Managers of the Company.

RECITALS

A.   The Members and Managers of the Company executed that certain Operating Agreement of Treefort LLC effective July 11, 2014 (the "**First Operating Agreement**").

B.   The Members and Managers of the Company wish to achieve a Unit split and reorganize the capital structure of the Company in anticipation of a Crowdfunding offering.

C.   This Operating Agreement wholly supplants the First Operating Agreement, which is hereby amended and restated in full as follows.

TERMS

ARTICLE 1
GENERAL

1.1   **Formation.** The Company was formed on July 11, 2014 upon the filing of the Company's Certificate of Organization with the Idaho Secretary of State. The Company may amend or restate the Company's Certificate of Organization from time to time through appropriate filings with the Idaho Secretary of State.

1.2   **Name.** The name of the Company is Treefort LLC, and all business of the Company shall be conducted under that name or one or more additional names as may be adopted by the Company under applicable law.

1.3   **Organization.** The Company is organized as an Idaho limited liability company pursuant and subject to the Idaho Uniform Limited Liability Company Act (Idaho Code Section 30-6-101 *et seq.*, as now in effect or hereafter amended or superseded by any successor act, the "**Act**") and this Operating Agreement.

1.4   **Duration.** The Company shall continue in perpetuity until dissolved pursuant to Article 10.

1.5   **Purposes and Powers.** The Company shall have any lawful purpose. The Company shall have the power to do all things necessary or convenient to carry on its activities.

1.6   **Registered Agent and Office.** The Company's registered agent for the service of process shall be initially the Person reflected on the Company's Certificate of Organization, and thereafter the Person reflected on the Company's current annual report filed with the Idaho Secretary of State. If the registered agent is not a commercial registered agent under applicable law, the registered office shall be initially the location reflected on the Company's Certificate of Organization, and thereafter the location reflected on the Company's current annual report filed with the Idaho Secretary of State. The Company may change its registered agent and office from time to time through appropriate filings with the Idaho Secretary of State.

1.7   Designated Office. The Company's designated office, which shall also serve as the Company's principal office, shall be initially the location reflected on the Company's Certificate of Organization, and thereafter the Company's mailing address reflected on the Company's current annual report filed with the Idaho Secretary of State. The Company may change its designated office from time to time through appropriate filings with the Idaho Secretary of State.

1.8   Miscellaneous Definitions. For the purposes of this Operating Agreement, the following terms shall have the following meanings:

(i)   The term "**Affiliate**" means, with respect to the Company, any Person that controls, is controlled by, or is under common control with the Company (for the purposes of this definition the term "controls," "is controlled by," or "is under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person), and, with respect to a Manager or Member, any director, officer, partner, manager, member, shareholder, employee, or other agent of the Manager or Member;

(ii)   The term "**Code**" means the Internal Revenue Code of 1986, as amended from time to time;

(iii)   The term "**Company Property**" means all property owned by the Company, whether real or personal, tangible or intangible, including but not limited to money, real estate, fixtures, furniture, equipment, inventory, advertising materials, goodwill, confidential or proprietary information of the Company, other property entrusted to any Person as a result of the Person's status as a Member, and any legal or equitable interest in such property;

(iv)   The term "**Person**" means an individual, corporation, estate, trust, partnership, limited liability company, business trust, association, joint venture, public corporation, government or governmental subdivision, agency, or instrumentality, or any other legal or commercial entity; and

(v)   The term "**Treasury Regulations**" means the regulations promulgated by the United States Department of Treasury from time to time under the Code.

ARTICLE 2
MEMBERSHIP

2.1   Members. The "**Members**" of the Company consist of each Person that is initially a Member upon formation of the Company or is subsequently admitted as a new or substitute Member from time to time (a) in accordance with this Operating Agreement in connection with an issuance of Units by the Company; or (b) in connection with a permitted transfer. If at any time the Company shall have only one Member, then references in this Operating Agreement to "Members" shall be deemed to refer to such single Member.

2.2   Membership Interests. Each Member holds a "**Membership Interest**" in the

Company. Each Membership Interest is comprised of certain financial obligations and rights ("**Financial Interest**") and certain governance obligations and rights ("**Governance Interest**") with respect to the Company.

2.3 **Units.** The Company is authorized to issue 2 classes of Membership Interests to the Members in the form of units representing a fractional part of the Membership Interests of the Members ("**Units**"). The Units may be divided into one or more types, classes, or series. Each type, class, or series of Units shall have the privileges, preference, duties, liabilities, and rights, including voting rights, if any, set forth in this Agreement.

2.3.1 **Common Units.** The Company is hereby authorized to issue up to 950,000.00 Units designated Common Units. As of the date hereof, 850,000.00 Common Units are issued and outstanding to Members (the "**Common Members**") in the amounts set forth on the Schedule of Members opposite such Common Member's name.

2.3.2 **Series A Preferred Units.** The Company is hereby authorized to issue up to 50,00.00 Units designated as Series A Preferred Units, which may be further divided into sub-series as determined by the Company, provided that each sub-series of Preferred Units shall have identical rights, privileges, preferences, duties, and liabilities. As of the date hereof, zero Preferred Units area issued and outstanding to Members (the "**Series A Preferred Members**") in the amounts set forth in the Schedule of Members opposite such Preferred Member's name. Series A Preferred Units shall: (a) have a full Financial Interest but shall not have any Governance Interest; and (b) be entitled to a liquidation preference amount of $21.00 according to the terms and conditions of this Operating Agreement (the "**Series A Liquidation Preference Amount**").

2.3.3 **Percentage Interest.** The relative size of a Member's Membership Interest or a group of Members' Membership Interests may be expressed as a percentage that is determined by dividing the total number of Units held by the Member or group of Members divided by the total number of Units issued to and held by all of the Members (referred to as a "**Percentage Interest**").

2.3.4 **Separate Property of the Members.** The Units of each Member are the sole and separate property of the Member. Nothing in this Operating Agreement shall be construed as granting any current or former spouse of any Member any right, title, or interest, whether by community property law or other applicable law, in the Member's Units. In the event it is determined that any portion of a Member's Units is community property, the right, title or interest of a current or former spouse of the Member, with respect to such community property, shall be limited to a right to receive a proportional interest in the Member's Financial Interest.

2.3.5 **Representations and Warranties of the Members.** Each individual Member, and in the case of an organizational Member, each Person executing this Operating Agreement on behalf of the organizational Member, represents and warrants to the Company and each other Member that:

(i) The Member has the power and authority to acquire the Units and to exercise all rights and perform all obligations relating to the Units without the consent of any other Person;

(ii) The Member is acquiring the Units for the Member's own account, for personal use or investment purposes, and without the intent to sell or distribute the Units; and

(iii)   The Member acknowledges that the Units have not been registered under the Securities Act of 1933, as amended, or any applicable state securities laws, and may not be resold or transferred without appropriate registration or the availability of an exemption from registration.

These warranties and representations are cumulative with any warranties and representations made in any agreement, including without limitation subscription agreement, relating to a Member's Units.

2.4   Schedule of Members. The names, addresses, initial contributions, and Units of the Members as of the Effective Date are set forth in Schedule 2.4 ("**Schedule of Members**"). The Company shall use its reasonable efforts to update the Schedule of Members as information regarding the Members changes from time to time and to maintain in its records at all times an accurate and complete Schedule of Members.

2.5   Approval of Actions by Members. Any action set forth in Schedule 2.5 may not be taken by the Company without the approval of the Members with Governance Interests holding the Percentage Interest required for approval of the action as set forth in Schedule 2.5. Unless otherwise provided in this Operating Agreement, any action that is not set forth in Schedule 2.5 may be taken by the Managers (as defined in Section 3.1) acting on behalf of the Company pursuant to Article 3 and without the approval of the Members.The Members may approve an action by either (i) a vote of the Members at a meeting in accordance with this Article or (ii) a written consent of the Members pursuant to Section 2.5.2. In determining whether an action is approved by the Members, only the Units with Governance Interests shall be counted for purposes of calculating the Percentage Interest, whether in the numerator or the denominator.

2.5.1   Member Meetings. The Members with Governance Interests may approve an action by the affirmative vote of the Members with Governance Interests holding the Percentage Interest required for the approval of the action under Section 2.5. Each Member shall have the number of votes equal to the number of Units with Governance Interests that are held by such Member. If a Member is an organization, a representative of such organization acting within the authority granted to such representative by the organization may vote on behalf of the organization.

(a)   Annual Meetings. The annual meeting of the Members shall be held at a date, time, and place to be determined by the Managers. At the annual meeting, the Members shall transact such business as may come before the meeting.

(b)   Special Meetings. A special meeting of the Members may be called by Members holding at least 10% of the Units with Governance Interests. At a special meeting, the Members shall only transact the business for which purposes the special meeting was called.

(c)   Notice. Written notice stating the place, day, and hour of any meeting of the Members and, in the case of any special meeting the purposes for which the meeting is called, shall be delivered to the Members not less than three (3) and no more than thirty (30) days before the date of the meeting. When any notice is required to be given to Members, a waiver of the notice in writing signed by the Person entitled to the notice, whether signed before, at, or after the time of the

meeting, shall be equivalent to the giving of the notice.

(d)   *Place.* The Managers may designate any place, either within or without the State of Idaho, as the place of any meeting of the Members. If no designation is made, the place of meeting shall be the Company's designated office.

(e)   *Electronic Participation.* Any Member may participate in any meeting of the Members, including voting the Units entitled to vote held by the Member by telephone or other electronic means and may vote the Units entitled to vote on the action .

(f)   *Record Date.* For the purpose of determining Members (i) entitled to notice of, or to vote at, any meeting or any adjournment thereof, or (ii) for any other purpose, the Managers may by resolution fix a future date as the record date, provided that the record date is not more than thirty (30) days prior to the meeting. If the Managers do not fix the record date for a meeting, the date on which notice of the meeting is mailed, faxed or e-mailed to the Members shall be the record date. When a determination of Members entitled to notice of and to vote at any meeting has been made as provided in this Section 2.5.1, such determination shall apply to any adjournment thereof.

(g)   *Quorum.* The presence of Members holding more than 50% of the Units entitled to vote on the actions to be taken at a meeting shall constitute a quorum for such meeting. In the absence of a quorum, Members holding 10% of the Units so represented at the meeting may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member entitled to notice of and to vote at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of Members holding that number of Units whose absence would cause less than a quorum to be present.

2.5.2   **Member Consents.** The Members may take action by written consent describing the action to be taken and signed by Members holding such percentage of the Units entitled to consent to the action that is required for the approval of the action under Section 2.5. If a Member is an organization, a representative of such organization acting within the authority granted to such representative by the organization may execute the consent on behalf of the organization. The following additional provisions shall apply to Member consents:

(a)   *Filing; Records.* The Company shall use its reasonable efforts to ensure that Member consents are included in the Company minutes and filed in the Company records.

(b)   *Effective Date.* Action taken by Member consent is effective upon receipt of the signatures required to approve such action unless the Member consent specifies a different effective date.

(c)   *Record Date.* The record date for determining Members entitled to take action pursuant to a Member consent shall be the date the first Member signs the Member consent.

2.6   **Contributions.** Members may be required to make contributions to the Company's capital as provided in this Section 2.5.

2.6.1   Initial Contributions. Each initial Member shall make the initial contribution in exchange for the initial Units as set forth in Schedule 2.5. Each new Member may be required to make an initial contribution as a condition to the new Member's admission.

2.6.2   Additional Contributions. Except as provided in this Section 2.6.2, no Member shall be obligated to make any additional contributions beyond the initial contributions set forth in Section 2.6.1. The Members may agree in accordance with Section 2.5 that one or more of the Members shall make an additional contribution, which agreement shall also provide for the type and value of such additional contributions and the extent to which additional Units shall be issued to the Members in consideration of such additional contributions.

2.6.3   Form of Contribution. A contribution may consist of tangible or intangible property or other benefit to the Company, including without limitation money, services performed, promissory notes, agreements to contribute money or property, but excluding contracts for services to be performed.

2.6.4   Liabilities regarding Contributions. The liability of any Member to contribute to the Company is limited to the amount of the total contribution to be made by such Member pursuant to this Section 2.5. A Member's obligation to make a contribution to the Company is not excused by the Member's death, disability, or other inability to perform. No Member shall have any obligation to contribute to the Company for, or in respect of, the debts, obligations, or other liabilities of the Company. All contributions are to be expended in furtherance of the Company's activities. All costs and expenses of the Company are to be paid from the Company's funds. The Company shall not pay interest on contributions. No Member has any right to receive a return of contributions, except as otherwise provided in this Operating Agreement.

2.7   Distributions. Members and non-Member transferees may receive distributions from the Company as provided in this Section 2.6.

2.7.1   Interim Distributions. From time to time, the Managers shall determine to what extent, if any, there is Distributable Property. To the extent that Distributable Property exists, the Company may, but shall not be required to, make distributions to the Members and non-Member transferees from such Distributable Property. All distributions to be made under this Section 2.6.1 shall be made according to the respective Percentage Interests of the Members and non-Member transferees then entitled to receive distributions from the Company. For the purposes of this Section 2.6.1, whether "**Distributable Property**" exists shall be calculated as follows:

(i)   The sum of (a) all cash and cash equivalents existing at the first of the year, plus (b) all cash received by the Company from the operations of the Company during the year, including, without limitation, net proceeds of sale or refinancing; minus

(ii)   The sum of (a) all cash expenditures of the Company during the year, including, without limitation, capital expenditures and payments of principal and interest on indebtedness, whether or not the payments are made to a Manager, Member, or Affiliate thereof, (b) expenditures for repairs, maintenance, capital improvements, and replacements of existing assets, (c) all other cash expenditures related to the operations of the Company, including, without limitation, all fees, if any, payable to any Manager, Member, or Affiliate thereof, and (d) such reserves and retentions as the Managers determine to be necessary or desirable in connection with Company operations, including, without limitation, adequate capital to pay taxes, insurance payments, debt payments, and anticipated operating or capital expenditures, such as the acquisition of new equipment.

2.7.2   Liquidating Distributions. Liquidating distributions following dissolution of the Company shall be made pursuant to Article 10. Upon the occurrence of a Liquidation Event, after payment of, or other adequate provision for, the debts and obligations of the Company, the Company shall distribute the net proceeds or assets available for distribution, whether in cash or other property, as provided below. A "**Liquidation Event**" shall be deemed to include the following: (i) any merger, consolidation, recapitalization, or sale of the Company, transfer of Units or other transaction or series of transactions in which the Members immediately prior to such transaction do not own and control a majority of the voting power represented by the outstanding equity of the surviving entity after the closing of such transaction; or (ii) a sale, exclusive license, or other transfer or disposition of all or substantially all of the Company's and/or all its majority-owned subsidiaries' assets (determined on a consolidated basis) to any Person.

(i)   First, to Series A Preferred Members on a *pari passu* basis, until the Series A Preferred Members receive, in respect of each Series A Preferred Unit held by them, the Series A Liquidation Preference Amount; and

(ii)   Second, to all Members *pro rata* in accordance with their respective Percentage Interests.

2.7.3   Form of Distributions. Distributions may be paid in the form of cash, real or personal property, or any combination thereof, as determined by the Managers. Non-cash assets, if any, shall be distributed in a manner that reflects how cash proceeds from the sale of the non-cash assets for fair market value would have been distributed (after any unrealized gain or loss attributable to the non-cash assets has been allocated among the Members in accordance with Article 7), and the Capital Accounts of the Members shall be adjusted to account for the Members' allocable shares as determined under Article 7.

2.7.4   Withholding and Treating Amounts Withheld as Distributions. The Company is authorized to withhold from distributions to Members and to pay over to the appropriate federal, state, or local governmental authority any amounts required to be withheld pursuant to the Code or provisions of applicable federal, state, or local law. All amounts withheld pursuant to this Section 2.6.4 in connection with any distribution to any Member shall be treated as amounts distributed to the Member for the purposes of this Section 2.6.

2.7.5   Distributions to Pay Taxes. To the extent the Company has Distributable Property, the Company shall make a distribution to the Members in an amount that is reasonably estimated to be sufficient to enable the Members to pay the estimated federal and state income taxes attributable to their allocated shares of the Company's net long-term and Code Section 1231 capital gains and non-separately computed income under applicable provisions of the Code. This estimated tax liability shall be computed by the accountant who regularly prepares the Company's tax returns and shall be computed using the highest incremental tax rate applicable to individuals, even though some Members may have different, or even zero, tax rates. With respect to the preceding tax year, these distributions shall be declared and paid annually no later than April 15th of each year. Any distributions otherwise made under this Section 2.7 to Members during the taxable year in question may be taken into account by the Managers in determining the extent of the minimum distributions to be made under this Section for that particular taxable year.

2.7.6   Limitation on Distributions. The Company may not make a distribution to the Members if, after the distribution, (i) the Company would not be able to pay its debts as they become due in the ordinary course of the Company's activities or (ii) the Company's total assets would be less than its total liabilities.

2.8   New Members. Any Person eligible to be a Member of the Company under this Operating Agreement, the Act, and other applicable law may be admitted as a new Member upon the approval of the Members in accordance with Section 2.5. If admitted, the new Member has all the rights and obligations and is subject to all the restrictions and liabilities of all the other Members. The following additional conditions shall apply to the admission of a new Member:

(a)   *Contribution.* The new Member may be required to make an initial contribution to the Company, as determined by the Members in connection with their approval of the new Member's admission to the Company.

(b)   *Units.* The new Member shall be issued Units, as determined by the Members in connection with their approval of the new Member's admission to the Company.

(c)   *Documents.* The new Member shall execute and deliver all documents necessary for the admission of the new Member, including without limitation this Operating Agreement or a counterpart to this Operating Agreement, in the form and substance satisfactory to the Managers.

(d)   *Payment of Expenses.* The new Member shall pay all reasonable expenses incurred in connection with the admission of the new Member as may be required by the Managers.

ARTICLE 3
MANAGEMENT

3.1   Managers. The Company will be managed by one or more "**Managers**" as provided in this Article 3. If at any time the Company shall have only one Manager, then references in this Operating Agreement to "Managers" shall be deemed to refer to such single Manager.

3.2   Management Authority. Except as otherwise provided in this Operating Agreement, the management of the Company shall be vested in its Managers and the Managers shall have the right and power to manage and direct the business and affairs of the Company, to take actions on behalf of the Company, to bind the Company, and to do all other things necessary or convenient to carry out the business and affairs of the Company. All policies, procedures and protocols affecting the Company, its business, or Company Property shall be determined, made, approved, or authorized by the Managers. Notwithstanding the foregoing, the Managers do not have authority to take any of the actions set forth in Section 2.5 absent the requisite approval of the Members in accordance with Schedule 2.5.

3.3   Consideration of Stakeholders. In discharging his or her duties, and in determining what is in the best interests of the Company and its Members, the Manager shall not be required to regard any interest, or the interests of any particular group affected by such action, as a dominant or controlling interest or factor.

He or she shall give due consideration to the following factors, including, but not limited to, the long-term prospects and interests of the Company and its Members, and the social, economic, legal, or other effects of any action on the current and retired employees, the suppliers and customers of the Company or its subsidiaries, and the communities and society in which the Company or its subsidiaries operate, (collectively, with the Members, the "**Stakeholders**"), together with the short-term, as well as long-term, interests of its Members and the effect of the Company's operations (and its subsidiaries' operations) on the environment and the economy of the state, the region and the nation.

Nothing in this Section, express or implied, is intended to create or shall create or grant any right in or for any person or any cause of action by or for any person.

Notwithstanding the foregoing, the Manager is entitled to rely upon the definition of "best interests" as set forth above in enforcing his or her rights hereunder and under state law, and such reliance shall not, absent another breach, be construed as a breach of a managing member's fiduciary duty of care, even in the context of a change in control transaction where, as a result of weighing other Stakeholders' interests, the Manager determines to accept an offer, between two competing offers, with a lower price per unit.

3.4 **Manner of Acting**. As long as the Company has only one (1) Manager, that Manager shall have the authority to act as an agent of the Company and bind the Company as provided in this Article 3. If the Company has at any time more than one (1) Manager, the Managers shall act as a collegial body and no individual Manager shall have the authority to speak for the Company or to make decisions on behalf of the Company, except as authorized by the Managers acting as a group. Each Manager has an equal vote in the management and conduct of the activities of the Company. The Managers may take action by either (i) a vote of the Managers at any meeting pursuant to Section 3.4.1 or (ii) by written consent of the Managers pursuant to Section 3.4.2.

3.4.1 **Manager Meetings**. If a quorum is present at a duly noticed and properly conducted Manager meeting, the Managers may take action by the affirmative vote of a majority of the number of Managers entitled to vote on the action. If a Manager is an organization, a representative of such organization acting within the authority granted to such representative by the organization may vote on behalf of the organization. The following additional provisions shall apply to Manager meetings:

(a) *Annual Meetings*. The annual meeting of the Managers shall be held at a date, time, and place to be determined by the Managers. At the annual meeting, the Managers shall transact such business as may come before the meeting.

(b) *Special Meetings*. A special meeting of the Managers may be called at any time by any Manager.

(c) *Notice*. Written notice stating the place, day, and hour of any Manager meeting and, with respect to a special meeting, the purpose or purposes for which the meeting is called shall be delivered to the Managers not less than three (3) and no more than thirty (30) days before the date of the meeting. When any notice is required to be given to Managers, a waiver of the notice in writing signed by the Person entitled to the notice, whether signed before, at, or after the time

of the meeting, shall be equivalent to the giving of the notice.

(d) *Place.* The Managers may designate any place, either within or without the state of Idaho, as the place of meeting for any Manager meeting. If no designation is made, the place of meeting shall be Company's designated office unless the Managers unanimously agree on another location.

(e) *Electronic Participation.* Any Manager may participate in any meeting by telephone or other electronic means. A Manager so participating may vote if no other Manager raises objection as to the electronically participating Manager's identity.

(f) *Quorum.* The presence of a majority of the Managers entitled to vote on the actions to be taken at a Manager meeting shall constitute a quorum for such meeting. In the absence of a quorum, a majority of the Managers so represented at the meeting may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Manager entitled to notice of and to vote at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally noticed. The Managers present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of a number of Managers whose absence would cause less than a quorum to be present.

3.4.2 Manager Consents. The Managers may take action by written consent describing the action to be taken and signed by a majority of the number of Managers entitled to consent to the action. If a Manager is an organization, a representative of such organization acting within the authority granted to such representative by the organization may execute the consent on behalf of the organization as a Manager. The following additional provisions shall apply to Manager consents:

(a) *Filing; Records.* The Company shall use its reasonable efforts to ensure that each Manager consent is included in the Company minutes and filed in the Company records.

(b) *Effective Date.* Action taken by Manager consent is effective upon receipt of the signatures required to approve such action, unless the Manager consent specifies a different effective date.

(c) *Record Date.* The record date for determining Managers entitled to take action pursuant to a Manager consent shall be the date the first Manager signs the Manager consent.

3.5 Number. There shall be one person appointed or elected to serve as the Manager. The current Manager is Lori Shandro.

3.6 Appointment; Term; Removal. A Manager may be appointed or elected by the Members with Governance Interests in accordance with Section 2.5. A Manager shall serve until a successor has been chosen, unless the Manager sooner resigns, becomes disabled, is removed, or dies. A Manager may be removed at any time by the Members in accordance with Section 2.5. The

Members may not cumulate their votes for the election or removal of any Manager. Any Person shall be eligible to serve as a Manager, regardless if the Person is not also a Member.

3.7 **Effect of Cessation of Status as either a Manager or Member**. If a Manager is also a Member: (i) the cessation of that Person's status as a Manager shall not affect the Person's rights as a Member and shall not result in the cessation of that Person's status as a Member; and (ii) the cessation of that Person's status as a Member shall result in the cessation of that Person's status as a Manager. The Company shall not be dissolved as a result of the cessation of a Manager's status as a Member or a Member's status as a Manager.

3.8 **Expense Reimbursement**. A Manager shall be reimbursed for all reasonable expenses incurred in managing the Company.

3.9 **Compensation**. Unless approved by the Members in accordance with Section 2.5, no Manager shall receive compensation from the Company for services provided to the Company. If approved by the Members, a Manager shall be entitled to compensation for services provided to the Company in such amount and subject to such other terms and conditions as approved by the Members. Any compensation paid to a Manager of the Company shall be a payment for management and other services provided to the Company. To the extent compensation of any Manager is authorized, the compensation is cumulative and, to the extent not paid in any taxable year, is a debt of the Company to the Manager. Amounts paid pursuant to this Section 3.9 to any Manager who is also a Member are intended to constitute guaranteed payments within the meaning of Code Section 707(c), and are not to be treated as distributions for purposes of Section 2.6 or computing the recipient Member's Capital Account under Article 7.

ARTICLE 4
AUTHORITY AND LIMITED LIABILITY

4.1 **Authority of Members**. A Member is not an agent of the Company solely by reason of being a Member. No Member or Affiliate thereof shall have, or hold out to any other Person as having, any authority to bind the Company.

4.2 **Authority of Managers**. As long as the Company has only one (1) Manager, that Manager shall have the authority to act as an agent of the Company and bind the Company as provided in Article 3. If the Company has at any time more than one (1) Manager, (i) the Managers acting as a collegial body are the Company's agent, (ii) the Managers' actions as a collegial body bind the Company, and (iii) the individual Managers are not agents of the Company and have no individual authority to bind the Company, except as authorized by the Managers acting as a group.

4.3 **Statement of Authority**. The Company may from time to time file with the Idaho Secretary of State a Statement of Authority stating the authority or limitations on authority of the Managers, Members, or other Persons to bind the Company.

4.4 **Status of Limited Liability Company as Separate Entity**. The Company shall be an entity separate and independent from its Managers and Members. As evidence of its separate status:

(i) To the extent reasonably practicable, the Company shall be specifically identified as "Treefort LLC" in all writings containing its name, including without limitation Company stationery, invoices, business cards, and checks;

      (ii)   The Company's financial accounts shall be completely separate from those of the Managers and Members;

      (iii)   There shall be no commingling of the funds of the Company with the funds of the Managers or Members;

      (iv)   The Managers and Members shall make no use of Company funds for personal purposes;

      (v)   The Company shall not use personal funds of the Managers or Members for its purposes;

      (vi)   All Company Property shall be owned by the Company; and

      (vii)   No Manager or Member, individually, shall have any ownership interest in any Company Property.

    4.5   **Limited Liability.** The Managers and Members shall have limited liability. In particular and without limiting the generality of the foregoing sentence:

      (i)   No Manager or Member shall be liable to the Company or any Manager or Member for monetary damages, except for breach of the duty of loyalty set forth in this Operating Agreement, receipt of a financial benefit to which the Manager or Member is not entitled, distributions approved or received in violation of Section 2.7.6 or applicable law, intentional infliction of harm on the Company or a Manager or Member, or an intentional violation of criminal law;

      (ii)   No Manager or Member shall, by virtue of the Manager or Member's status as a Manager or Member of the Company, be liable to any third party under any judgment, decree or order of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, or for the acts or omissions of any other Manager, Member, or Affiliate thereof;

      (iii)   The debts, obligations, or other liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, or other liabilities of the Company;

      (iv)   Unless otherwise set forth in or determined in accordance with this Operating Agreement, no Member shall have any obligation to contribute to the Company for, or in respect of, the debts, obligations, or other liabilities of the Company;

      (v)   No Manager or Member shall represent or imply to any Person that the Manager or Member, or any other Manager or Member, is personally liable for any debt, obligation, or other liability of the Company; and

      (vi)   The failure of the Company to observe any particular formalities relating to the exercise of its powers or management of its activities is not a ground for imposing liability on any Manager or Member for the debts, obligations, or other liabilities of the Company.

ARTICLE 5
STANDARDS OF CONDUCT

5.1   Fiduciary Duties. Each Manager and each Member owes to the Company and the Members the fiduciary duties set forth in this Article 5. To the fullest extent permitted by the Act, the Members and the Company intend that the provisions of this Article 5 (i) set forth the entirety of the fiduciary duties owed by each Manager and Member to the Company and its Managers and Members and (ii) shall supersede any contrary fiduciary duties or limitations on fiduciary duties imposed by the Act.

5.2   Duty of Care. Each Manager owes to the Company and the Members a duty of care of a manager as set forth in Idaho Code § 30-25-409, as that section may be amended or recodified. Each Manager shall devote the portion of the Manager's time to the business of the Company as the Manager determines, in good faith, to be reasonably necessary to conduct the Company's business. A Manager shall not be bound to devote all of its business time to the affairs of the Company.

5.3   Duty of Loyalty. Except as otherwise provided in this Section 5.3, each Manager and Member owes to the Company and the Members a duty of loyalty as set forth in Idaho Code § 30-25-409, as that section may be amended or recodified.

5.3.1   Competition. The existing or anticipated business operations and interests of the Managers, Members, and Affiliates thereof may directly compete with the existing or anticipated business operations and interests of the Company. Each Manager, Member, and Affiliate thereof is permitted to compete with the Company and appropriate Company opportunities, except as otherwise limited in this Section 5.3. A Manager or Member does not violate a duty to the Company or to each other Manager or Member merely because the Manager, Member, or Affiliate thereof is competing with the Company or because the Manager's, Member's, or Affiliate's conduct furthers the business operations or interests of the Manager or Member or the Manager's or Member's family or Affiliates.

5.3.2   Loans. The Company may borrow money from a Manager, Member, or Affiliate thereof on terms and conditions that are no more beneficial to the Manager, Member, or Affiliate than the terms and conditions that are most favorable to the Company that are offered to the Company by commercial lenders. A loan that complies with this Section 5.3.3 is not a Conflicting Interest Transaction.

5.3.3   Conflicting Interest Transactions. If a Manager, Member, or Affiliate thereof has a direct or indirect interest in a transaction ("**Conflicting Interest Transaction**"), that Manager or Member shall not represent the Company in the negotiations and shall not vote or take any action for the Company regarding the negotiation or approval of the transaction. The Managers shall designate a Person with no conflict of interest to represent the Company in the negotiations. The rights and obligations of a Manager, Member, or Affiliate thereof who transacts business with the Company are the same as those of a Person who is not a Manager, Member, or Affiliate thereof, subject to other applicable law. No transaction with the Company shall be voidable solely because a Manager, Member, or Affiliate thereof has a direct or indirect interest in the transaction if either (i) the transaction is fair to the Company, or (ii) the disinterested Members, knowing all material facts regarding the transaction, authorize, approve or ratify the transaction in accordance with Section 2.5. In connection with the negotiation of any Conflicting Interest Transaction, the parties (i) shall disclose to one another all material facts concerning the transaction and any Manager's, Member's, or Affiliate's interest in the transaction, and (ii) shall bargain in good faith.

5.4   Confidentiality. Each Manager and Member owes to the Company and the Members a duty of confidentiality, which shall include the duty to (i) maintain the confidentiality of the Company's Confidential Information and (ii) not use or disclose any of the Company's Confidential Information for purposes other than the Company's purposes (as set forth in Section 1.5) unless otherwise authorized by the Managers. For the purposes of this Operating Agreement, the Company's "**Confidential Information**" shall include any information, regardless of the medium, relating to the Company's business, products, services, organizational structure, personnel data, marketing philosophy and objectives, project plans, strategy and vision statements, business initiatives, system design, methodologies, processes, competitive advantages and disadvantages, systems, operations, technology, customer and customer prospects lists, vendor lists, price lists, design process, business plans, advertising, software, sales programs, or any other information that might give the Company an opportunity to obtain an advantage over the Company's competitors. Each Manager and Member shall take all actions reasonably necessary to assure that its Affiliates abide by this duty of confidentiality.

5.5   Good Faith and Fair Dealing. Each Manager and Member must act in accordance with the implied contractual duty of good faith and fair dealing owed to the Company and its Managers and Members in connection with their respective rights and obligations under this Operating Agreement. Each Manager and Member shall actively seek to further the interests of the Company, and shall deal fairly with the Company with respect to any business operations or interests of a Manager or Member that directly or indirectly may affect the Company or the Company Property. Subject to those overriding standards, a Manager, Member, or Affiliate thereof is not prohibited from otherwise dealing with the Company in compliance with this Article 5.

ARTICLE 6
INFORMATION RIGHTS

6.1   Information Rights. To the fullest extent permitted by the Act, the Members and the Company intend that the provisions of this Article 6 set forth the rights and obligations of each Manager and Member with respect to information pertaining to the Company and shall supersede any contrary rights or obligations imposed by the Act.

6.2   Books of Account. The Company shall maintain complete and accurate books of account of the Company's affairs. Such records shall be available for inspection and/or copying by the Managers and current or former Members in accordance with the rights and limitations set forth in this Article 6.

6.3   Records to be Maintained. The Company shall maintain the following records and information at the Company's designated office or, if appropriate, at the offices of the Company's lawyers or accountants.

6.3.1   Members and Addresses. A listing setting forth the full name and last known mailing address of each current and past Manager and Member, and any permitted transferee of a Member's Units who is not otherwise a Member, if known to the Company.

6.3.2   Certificate of Organization. A copy of the Company's Certificate of

Organization and all amendments to the Certificate of Organization.

6.3.3   Operating Agreement. A copy of this Operating Agreement and all amendments to this Operating Agreement, and copies of any written operating agreements no longer in effect.

6.3.4   Statement of Authority. A copy of the Company's Statement of Authority, if any, and all amendments or cancellations filed with respect to the Statement of Authority.

6.3.5   Tax Returns. Copies of the Company's federal, foreign, state, and local income tax returns and reports, if any, for the three (3) most recent years.

6.3.6   Contributions. A ledger setting forth the type and amount of each contribution made by a Member and each contribution a Member has agreed to make in the future, including without limitation any terms and conditions applying to such agreement.

6.4   Managers. Each Manager shall have the duty to furnish to any other Manager (i) without demand, any record or other information concerning the Company's activities, financial condition, and other circumstances which is reasonably required for the proper exercise of the Manager's rights and duties under this Operating Agreement, including (without limitation) any Company records, wherever located, required to be maintained by the Company pursuant to Sections 6.2 or 6.3, and (ii) on demand, any other information concerning the Company's activities, condition, and circumstances.

6.5   Members. Whenever any law or this Operating Agreement provides for a Member to give or withhold consent to a matter, before the consent is given or withheld, the Company shall, upon demand, provide the Member with such information that is known to the Company, is readily available, and is material to the Member's decision. The Company shall furnish to each Member, upon demand, information concerning the Company's activities, financial condition, and other circumstances of the Company, which is material to the interests of the Member, except to the extent the Company can establish that it reasonably believes the Member already knows the information. During regular business hours and at a reasonable location specified by the Company, a Member may obtain from the Company and inspect and copy true and full information regarding the activities, financial condition, and other circumstances of the Company as is just and reasonable if (i) the Member seeks the information for a purpose material to the Member's interest as a Member, (ii) the Member makes a demand in a record received by the Company describing with reasonable particularity the information sought and the purpose for seeking the information, and (iii) the information sought is directly connected to the Member's purpose. Within ten (10) days after receiving a demand, the Company shall in a record inform the Member that made the demand (i) the information that the Company will provide in response to the demand, (ii) when and where the Company will provide the information, and (iii) if the Company declines to provide any demanded information, the Company's reasons for declining.

6.6   Former Members. On ten (10) days' demand made in a record received by the Company, a former Member may have access to whatever information and records the Person was entitled to inspect and copy while a Member if (i) the information or record pertains to the period during which the Person was a Member, (ii) the Person seeks the information or record in good faith, and (iii) the Person satisfies the requirements otherwise imposed on a Member by this Article 6. The Company shall respond to a demand made pursuant to this Section 6.6 in the same manner as set forth in Section 6.5.

6.7   Protection of Company. The Company may impose reasonable restrictions on the use of information obtained under this Article 6, including without limitation designating information confidential and imposing nondisclosure, nonuse, and safeguarding obligations on the recipient. In a dispute concerning the reasonableness of a restriction under this Section 6.7, the Company has the burden of proving reasonableness.

6.8   Reasonable Charges. A Company may charge a Person that makes a demand under this Article 6 any reasonable costs of copying, which shall be limited to the costs of labor and material.

6.9   Transferees. The rights stated in this Article 6 do not extend to any transferee of a Member's Units, whether or not such Transfer is permitted by this Operating Agreement, unless and until the transferee is admitted as a new Member.

6.10   Audit. A Member has a right to require an audit of the financial condition and operations of the Company, provided that the requesting Member shall pay for all fees and expenses of the auditor and all related fees and expenses incurred by the Company.

ARTICLE 7
ACCOUNTING AND TAXES

7.1   Capital Accounts. The Company shall establish and maintain an account recording the capital of each Member (referred to as a "**Capital Account**"), in accordance with the provisions of Code Section 704(b) and the related Treasury Regulations. If in the opinion of the Company's accountants the manner in which Capital Accounts are to be maintained pursuant to the provisions of this Section 7.1 should be modified to comply with Code Section 704(b) and the related Treasury Regulations, then notwithstanding anything to the contrary contained in the provisions of this Section 7.1 the method by which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreements of the Members.

7.1.1   Increases and Decreases in Capital Accounts.

(a)   Increases. Each Member's Capital Account is to be increased by (i) the amount of any money contributed by the Member; (ii) the fair market value of any property contributed by the Member, as determined by the Company and the Member at arm's length at the time of contribution (net of property liabilities or other liabilities assumed by the Company within the meaning of Code Section 752); (iii) allocations to the Member of income and gain, including items of income and gain which are separately stated under Code Section 702(a); (iv) any items in the nature of income and gain that are specially allocated to the Member, excluding special allocations under Section 7.3.2; and (v) allocations to the Member of income and gain exempt from federal income tax.

(b)   Decreases. Each Member's Capital Account is to be decreased by (i) the amount of any money distributed to the Member; (ii) the fair market value of any Company Property distributed to the Member, as determined by the Company and the Member at arm's length at the time of distribution (net of liabilities of the Company or Company Property assumed by the Member within

the meaning of Code Section 752); (iii) allocations to the Member of expenditures described in Code Section 705(a)(2)(B); (iv) any items in the nature of deduction and loss that are specially allocated to the Member; and (v) allocations to the Member of deductions and losses of the Company, including without limitation deductions and losses which are separately stated under Code Section 702(a).

7.1.2   Allocations upon Permitted Transfers. Upon a Transfer of a Member's Units that is permitted under Article 8, the Capital Account of the transferring Member that is attributable to the transferred Units carries over to the transferee in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv). The share of income, gain, loss, deduction, and credit of the transferring Member shall be determined by taking into account the Member's proportionate share of the amount of the income, gain, loss, deduction, and credit for the year. The Managers shall make the proration based on the portion of the calendar year that has elapsed prior to the Transfer, and shall allocate the balance of the income, gain, loss, deduction, and credit attributable to the transferred Units to the transferee.

7.2   Single Member LLC Taxation. If and for so long as the Company has only a single Member, the Company intends to be treated as a "disregarded entity" solely for purposes of state and federal income taxes; and all items of income, gain, loss, deduction and credit (as those terms are defined in the applicable provisions of the Code) shall be allocated to such Member in accordance with the applicable provisions of the Code.

7.3   Multiple Member LLC Taxation. During any period in which the Company has more than one Member, (i) the Company intends to be treated for federal and state tax purposes as a partnership under Subchapter K of the Code, and (ii) the following provisions of this Section 7.3 shall apply.

7.3.1   Income, Gain, Loss, Deduction and Credit. Except as provided in Section 7.3.2, all items of (i) income, gain, loss, deduction and credit (as defined in the Code), including items described in Code Section 702(c), (ii) income or gain exempt from federal taxes, and (iii) expenditures described in Code Section 705(a)(2)(B), shall be determined on an annual basis and allocated to the Members in proportion to their respective Percentage Interests.

7.3.2   Special Allocations.

(a)   Allocation of Code Section 704(c) Items. With respect to real and personal property contributed to the Company by a Member, there may be a difference between the agreed values or "carrying values" of the real and personal property at the time of contribution or revaluation and the adjusted tax basis of the real and personal property at that time. All items of tax depreciation, cost recovery, amortization, amount realized, and gain or loss with respect to the real and personal property shall be allocated among the Members so as to take into account the book-tax disparities in accordance with the provisions of Code Sections 704(b) and 704(c) and the Treasury Regulations.

(b)   Recapture Items. To the extent of any recapture income (as defined below) resulting from the sale or other taxable disposition of Company Property, the amount of any gain from the disposition allocated to or recognized by a Member for federal income tax purposes shall be deemed to consist of recaptured income to the extent the Member has been allocated or has claimed any deduction directly or indirectly giving rise to the treatment of the gain as recapture income. For this purpose **"recapture income"** shall mean any gain recognized by the Company (but computed

without regard to any adjustment required by Code Sections 734 and 743) upon the disposition of any Company Property that does not constitute capital gain for federal income tax purposes because the gain represents the recapture of deductions previously taken with respect to the real and personal property or assets.

(c)   *Special Allocations in the Event of Deficit Capital Account Balances.* In the event that any Member receives an allocation under this Article 7 which results in a negative Capital Account balance, the Member shall be specially allocated items of Company income, gain, loss, deduction, and credit in an amount sufficient to bring the Capital Account to a zero balance as quickly as possible.

7.3.3   Integration with Code Section 754 Election. All items of income, gain, loss, deduction and credit recognized by the Company for federal income tax purposes and allocated to the Members in accordance with the provisions in this Article 7, and all basis allocations to the Members, shall be determined without regard to any election under Code Section 754 that may be made by the Company. However, allocations, once made, shall be adjusted as necessary or appropriate to take into account the adjustments permitted by Code Sections 734 and 743.

7.4   Compliance with Code and Treasury Regulations. The provisions of this Article 7 as they related to the maintenance of Capital Accounts are intended and shall be construed to cause the allocations of profits, losses, income, gain, and credit pursuant to this Article 7 to have substantial economic effect under Code Section 704(b) and the Treasury Regulations. If, in the opinion of the Company's legal counsel or accountants, the manner in which Capital Accounts are to be maintained pursuant to this Article 7 should be modified in order to comply with Code Section 704(b) and the Treasury Regulations, then notwithstanding anything to the contrary contained in this Article 7, the method in which Capital Accounts are maintained is to be so modified. However, any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreements among the Members and nothing in this Article 7 shall be construed as creating a deficit restoration obligation or otherwise personally obligate any Member to make a contribution.

7.5   Tax Matters Partner. Pursuant to Code Section 6231(a), the Managers shall designate a Member to be the Tax Matters Partner for the Company ("**Tax Matters Partner**"). Duck Club, LLC, an Idaho limited liability company shall serve as the initial Tax Matters Partner. The Tax Matters Partner is expressly authorized to perform on behalf of the Company or any Member any act that may be necessary to make this designation effective under any regulation, ruling, procedure, or instruction that may be issued by the Internal Revenue Service. The Tax Matters Partner is also expressly authorized to make any applicable election under the Code or the Treasury Regulations, including without limitation an election under Code Section 754 and elections regarding allocation methods under Treasury Regulation Section 1.704-3.

ARTICLE 8
TRANSFERS OF UNITS

8.1   Prohibition on Transfers. Except as otherwise provided in this Article 8, the Members may not Transfer the Units. In particular, but without limitation, except as otherwise provided in this Article 8, a Member has no right to withdraw, be redeemed, dissociate, or otherwise cease to be a Member by voluntary act at any time. A "**Transfer**" of the Units shall include any sale, assignment, exchange, pledge, encumbrance, gift, redemption, purchase, or other transfer, whether voluntarily or by operation of law, and whether actual, partially completed, or merely attempted, of any of the Units.

8.1.1   General Limitations under Applicable Law. Notwithstanding anything in this Operating Agreement to the contrary, neither the Company nor any Member shall have the right to Transfer the Units (i) if the Transfer would cause termination of the Company pursuant to Code Section 708(b)(1)(B), and (ii) if the transferee is not eligible to be a Member of the Company under this Operating Agreement, the Act, and other applicable law.

8.1.2   Reasonableness of Restrictions; Enforcement. Each of the Company and the Members acknowledges the reasonableness of the restrictions set forth in this Article 8 in view of the Company's purposes and the relationships among the Members and between the Members and the Managers. The restrictions on Transfers set forth in this Article 8 are specifically enforceable.

8.2   Effect of Prohibited Transfers. A Transfer in violation of this Article 8 shall be null and void and shall have the following additional effects:

(i)   The transferee shall not become a Member and shall not be entitled to any Units or Membership Interest as a result of the Transfer; and

(ii)   The transferring Member shall be dissociated as a Member of the Company as set forth in Article 9.

8.3   Permitted Transfers. The following Transfers are permitted as provided in this Section 8.3.

8.3.1   Voluntary Redemption by a Member. A Member may have the Company redeem all or any portion of the Member's Units by selling such Units to the Company upon written notice to the other Members and the prior approval of the Transfer by the other Members in accordance with Section 2.5. The material terms of a Transfer pursuant to this Section 8.3.1 shall be as agreed by the parties to the Transfer and approved by the other Members in accordance with Section 2.5.

8.3.2   Mandatory Redemption by the Company. A dissociated Member (or in the case of death or disability, the dissociated Member's representative) shall be required to surrender the Units held by the dissociated Member for redemption by the Company in the event the Company determines to exercise such redemption right pursuant to Section 9.3. The purchase price for the Units transferred pursuant to this Section 8.3.2 shall be Fair Value (as defined in Section 8.3.2(a)) and the material terms of the Transfer shall include, at a minimum, the Standard Payment Terms (as defined in Section 8.3.2(b)).

(a)   Fair Value. The "**Fair Value**" of a dissociated Member's Units shall be determined by the Company's independent accountant using the following formula:

(i)   The Company's total net assets multiplied by the dissociated Member's Percentage Interest, (where the Company's total net assets equals the total assets other than Distributable Property, minus the sum of intangible assets plus current liabilities plus long-term liabilities plus the amount of liquidation preference of all Membership Interests having a liquidation preference, if any); *plus*

(ii)   That portion of Distributable Property that would have otherwise been distributed to the dissociated Member prior to the dissociation based on the dissociated Member's Percentage Interest; *minus*

(iii)   Any damages incurred by the Company as a result of the Member's dissociation in breach of this Operating Agreement, including (without limitation) damages reasonably estimated by the Managers on account of (among other things) specific capital expenditures and variable overheads incurred by the Company in reliance on the expectation of the dissociated Member's continued membership in the Company.

(b)   Standard Payment Terms. The "**Standard Payment Terms**" shall allow the transferee to pay up to 90% of the purchase price for the Units pursuant to an unsecured promissory note. The terms of such note shall, include, at a minimum, a five (5) year maturity date, interest accruing on the principal at a rate of five percent (5%) per annum, and equal annual installment payments of principal and interest amortized over a five (5) year period.

8.3.3   Transfer to another Member. A Member may transfer all or any portion of the Member's Units to another Member upon thirty (30) days written notice to the other Members and the prior approval of the Transfer by the other Members in accordance with Section 2.5. The material terms of a Transfer pursuant to this Section 8.3.3 shall be as agreed upon by the parties to the Transfer and approved by the other Members in accordance with Section 2.5.

8.3.4   Transfer to a Third Party. Upon approval by the Members under Section 2.5, a Member may transfer all or any portion of the Member's Units to a Person eligible to be a Member of the Company under this Operating Agreement, the Act, and other applicable law, other than the Company or another Member, upon written notice to the Company and the other Members, subject to the Company's first option to purchase the Units (as described in Section 8.3.4(a)) and the other Members' second option to purchase the Units (as described in Section 8.3.4(b)); *provided, however,* that if neither the Company nor any of the other Members purchase the Units pursuant to their respective options, the other Members may nevertheless determine, in accordance with Section 2.5, to dissolve the Company pursuant to Article 10 in lieu of permitting the Transfer. The material terms of a Transfer pursuant to this Section 8.3.4 shall be as agreed by the parties to the Transfer; and if either the Company or any of the other Members determine to exercise their respective options, the purchase price and material terms of that Transfer shall be at least as favorable to the transferring Member as the purchase price and material terms of the proposed Transfer between the Member and the third-party.

(a)   The Company's First Option to Purchase. The Member shall provide written notice of the Transfer and the offer to sell to the Company and the Company shall have the right to purchase all (but not less than all) of such Units pursuant to this Section 8.3.4(a). The Company must provide written notice to the Member of the Company's decision whether to waive or exercise the Company's first option right within five (5) days after the date the Company receives the written notice of the offer to sell from the Member. If the Company chooses to exercise the Company's first option right, it must close the Transfer under this Section 8.3.4(a) within thirty (30) days after the date the Company receives the written notice of the offer to sell from the Member.

(b)   The Members' Second Option to Purchase. If the Company waives or fails to timely exercise its first option right under Section 8.3.4(a), the Member shall provide written

notice of the Transfer and the offer to sell to the other Members and each other Member shall have the right to purchase all (but not less than all) of such Units pursuant to this Section 8.3.4(b). Each other Member must provide written notice to the selling Member of the other Member's decision whether to waive or exercise the other Member's second option right within (5) days after the date the Company waives or fails to timely waive or exercise the Company's first option right, whichever occurs first. Each of the other Members that choose to exercise their second option right (the "**Participating Members**") shall be entitled to purchase a portion of the Units based on such Participating Member's Percentage Interest in comparison to the sum of the Percentage Interests of all of the Participating Members, unless the Participating Members unanimously agree to a different allocation of the Units among them. The Participating Members must close the Transfer under this Section 8.3.4(b) within thirty (30) days after the date the Company waives or fails to timely waive or exercise the Company's first option right, whichever occurs first.

    8.4   **Effect of Permitted Transfers**. A Transfer completed in compliance with this Article 8 shall be valid and enforceable and shall have the additional effects set forth in this Section 8.4.

    (a)   *Substitute Members*. If the transferee is a Person other than the Company or an existing Member, and the transferee is eligible to be a Member of the Company under this Operating Agreement, the Act, and other applicable law, the transferee shall be admitted as a new Member only upon approval of the Members in accordance with Section 2.5. Further, upon approval to be admitted as a new Member, the transferee shall be required as a condition of the transferee's admission as a new Member to (i) execute and deliver all documents necessary for the admission of the new Member, including (without limitation) a counterpart to this Operating Agreement, in the form and substance satisfactory to the Managers, and (ii) pay all reasonable expenses incurred in connection with the admission of the new Member as may be required by the Managers, including (without limitation) the cost of preparing and completing any amendment to this Operating Agreement, the Company's Certificate of Organization or the Company's Statement of Authority as necessary or desirable in connection with the admission of the new Member. The admission of a new Member in partial or complete substitution for an existing Member, without more, does not release the existing Member from any liability or duty to the Company that may have arisen prior to the substitution. Once admitted, the new Member has all the rights and obligations and is subject to all the restrictions and liabilities of all other Members.

    (b)   *Existing Members*. If the transferee is an existing Member, the transferee's Units and Membership Interest shall be increased by the Units and Membership Interest subject to the Transfer.

    (c)   *Redemptions*. If the transferee is the Company, the Units shall be redeemed by the Company and the Percentage Interests of the remaining Members shall be adjusted accordingly.

    (d)   *Effect on Transferring Member*. If the transferor is an existing Member, the transferring Member's Units shall be decreased by the Units and Membership Interest subject to the Transfer, and if such decrease results in the transferring Member retaining no Units or Membership Interest in the Company, then the transferring Member shall be dissociated as set forth in Article 9.

ARTICLE 9
DISSOCIATION

9.1 **No Right to Dissociate.** Except for a Member's dissociation pursuant to Section 9.2(a), (b), or (c), a Member has no right to withdraw, be redeemed, dissociate or otherwise cease to be a Member by voluntary act at any time, and the Member's dissociation from the Company shall result in the dissociated Member's breach of this Operating Agreement.

9.2 **Events of Dissociation.** A Member shall be dissociated from the Company upon the occurrence of any one or more of the following circumstances ("**Events of Dissociation**"):

(a) *Permitted Transfers.* The Member Transfers all of the Member's Units in a permitted Transfer pursuant to Article 8.

(b) *Death.* A Common Member or Affiliate thereof dies.

(c) *Disability.* A Common Member or Affiliate thereof is determined to have a disability. For purposes of this Operating Agreement, if at any time in the opinion of Company a question arises as to the disability of a Member or Affiliate thereof, then the Company shall promptly employ three (3) physicians who are members of the American Medical Association to examine such Person and determine if the Person's physical and/or mental condition renders the Person incapable of performing the Member's essential duties with respect to the Company, either with or without a reasonable accommodation.

(d) *Required Additional Contributions.* The Member fails to make an additional contribution as required under Section 2.5.2.

(e) *Violation of Restrictions on Transfers of Units.* The Member Transfers all or any portion of the Member's Units in violation of the restrictions on Transfers set forth in Article 8.

(f) *Illegality.* It is unlawful to carry on the Company's business with the Member.

(g) *Dissolution.* The Member is an organization that has been dissolved and is winding up its business.

(h) *Judicial Determination.* The Member is expelled from the Company by judicial determination, upon the application by the Company, the Managers or another Member, that the Member or an Affiliate thereof (i) engaged in wrongful conduct that adversely and materially affected the Company's business, (ii) willfully or persistently committed a material breach of this Operating Agreement or committed a material breach of the duties owed to the Company, the Managers or the Members, or (iii)engaged in conduct that makes it not reasonably practicable to carry on the Company's business with the Member.

(i) *Bankruptcy.* The Member (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudicated a bankrupt or insolvent, (iv) files a petition or answer seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding of this nature, or (vi) seeks, consents to, or acquiesces in the appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of the Member's property.

(j)   *Criminal Conviction.* The Member or Affiliate thereof enters any plea of *nolo contendere* to, enters into a withheld judgment for, or is convicted of a felony.

(k)   *Violation of Company Policy.* The Member or Affiliate thereof commits any willful violation of Company's policies.

(l)   *Fraud; Dishonesty.* The Member or Affiliate thereof commits any act of fraud or dishonesty resulting or intended to result in a gain to such Person at the expense of the Company (including, without limitation, embezzlement or diversion of Company's funds), or other misconduct related to Company's assets, activities, operations, or employees.

9.3   Effect of Dissociation. Upon the occurrence of an Event of Dissociation (as set forth in Section 9.2), the dissociated Member immediately ceases to be a Member, and, to the extent the dissociated Member holds any Units at the time of dissociation, the dissociated Member (or in the case of death or disability, the dissociated Member's representative) immediately forfeits all Governance Interest and shall retain only the Financial Interest attributable to those Units. The Company shall have the right, but not the obligation, to redeem all or any portion of such Units from the dissociated Member (or in the case of death or disability, the dissociated Member's representative) pursuant to Section 8.3.2. The dissociated Member's duties and obligations under this Operating Agreement shall continue with regard to matters arising before the time of dissociation. A Member's dissociation shall not cause the dissolution of the Company.

ARTICLE 10
DISSOLUTION

10.1   Dissolution. The Members may vote or consent to dissolve the Company at any time pursuant to Section 2.5. Otherwise the Company shall dissolve upon the first to occur of the following events (each a "**Dissolution Event**"):

(a)   *In Lieu of Permitted Transfer.* The Members elect to dissolve the Company in lieu of a permitted Transfer under Section 8.3.4 as provided therein.

(b)   *No Members.* The passage of ninety (90) consecutive days during which the Company has no Members.

(c)   *Judicial Decree.* The entry of a decree of judicial dissolution that (A) the conduct of all or substantially all of the Company's activities is unlawful, (B) it is not reasonably practicable to carry on the Company's activities' in conformity with this Operating Agreement, including (without limitation) because of a deadlock among the Managers or Members, (C) the Managers have acted, are acting or will act in a manner that is illegal or fraudulent, or (D) the Managers have acted or are acting in a manner that is oppressive and was, is or will be directly harmful to a Member.

(d)   *Disposition of Assets.* If the Company (i) voluntarily or (ii) involuntarily (by way of condemnation or similar proceeding) disposes of all or substantially all of the Company Property.

(e)   *Required Dissolution.* Any other event causing dissolution of a limited liability company under the Act.

10.2   Effect of Dissolution. The Company may execute and file a Statement of Dissolution with the Idaho Secretary of State. Upon the Company's dissolution, the Company shall cease to carry on, and shall wind up, the Company's affairs. The Company shall continue in existence thereafter only for the purpose of winding up its business and affairs. Upon completion of the winding up, the Company shall be terminated by filing a Statement of Termination with the Idaho Secretary of State.

10.3   Winding Up. To wind up the Company's business, a person selected by the Managers shall act as a liquidator (the "**Liquidator**"). The Liquidator shall have full power and authority to (i) sell, assign and encumber any or all of the Company Property, (ii) wind-up and liquidate the Company's affairs in a commercially reasonable manner, (iii) prepare and distribute an accounting from the date of the last previous accounting to the date of dissolution, and from the date of dissolution to the date of termination, and (iv) distribute the proceeds from liquidation in accordance with Section 10.4.

10.4   Distribution of Assets after Dissolution. Upon the winding up of the Company, following the allocation of the Company's income, gain, loss, deductions, and credits, the Liquidator shall distribute all liquidation proceeds and Company Property. The distributions made pursuant to this Section 10.4 are to be made in cash or other real and personal property (which need not be distributed proportionately) or partly in both, as determined by the Liquidator. The Liquidator shall distribute all liquidation proceeds in the following manner:

10.4.1   Creditors. First, to creditors, including Members who are creditors, to the extent permitted by law, in satisfaction of the liabilities of the Company.

10.4.2   Positive Capital Account Balances. Second, to Members in accordance with positive Capital Account balances taking into account all Capital Account adjustments for the Company's taxable year in which the liquidation occurs, including (without limitation) adjustments to the Members' Capital Accounts immediately prior to the liquidation as provided by Treasury Regulation Section 1.704- 1(b)(2)(f)(5)(ii).

10.4.3   Preferences. Third, to Series A Preferred Members on a *pari passu* basis, until the Series A Preferred Members receive, in respect of each Series A Preferred Unit held by them, the Series A Liquidation Preference Amount to the extent such amount has not been previously paid following the occurrence of a Liquidation Event.

10.4.4   Percentage Interests. Fourth, to all Members *pro rata* in accordance with their respective Percentage Interests.

10.4.5   Deficit Capital Account Restoration Obligation. In no event shall any Member be obligated to restore a deficit balance in the Member's Capital Account upon liquidation.

10.5   Distribution in Kind. If the Liquidator shall determine that any Company Property should be distributed in kind to the Members, the Liquidator shall obtain an independent appraisal of the fair market value of the real and personal property as of a date reasonably close to the date of liquidation. Any unrealized appreciation or depreciation with respect to the real and personal property shall be (i) allocated among the Members in accordance with the provisions of Article 7 assuming that all real and personal property was sold for the appraised value and (ii) taken into consideration in determining the balance in the Members' Capital Accounts as of the date of liquidation. Distribution of real and personal property in kind to a Member shall be considered a distribution of an amount equal to the fair market value of the real and personal property for purposes of Section 10.4. All distributions pursuant to this Article 10 shall be subject to the provisions of Code Section 704(c).

10.6   Completion of Winding Up and Termination. The winding up of the Company shall be completed when all debts, liabilities and obligations of the Company have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining real and personal property and assets of the Company have been distributed to the Members. The Company shall then file a Statement of Termination with the Idaho Secretary of State; and the Company's existence shall thereupon terminate.


ARTICLE 11
DISPUTE RESOLUTION


11.1   Indemnification by Company. To the fullest extent permitted by law, the Company will indemnify, hold harmless and defend the Managers and Members from all claims, damages, liabilities (including legal fees and expenses), judgments, and other amounts paid in settlement, incurred or suffered by the indemnitee, in connection with any threatened, pending or completed claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether formal or informal, arising out of or in connection with the business or the operation of the Company, or by reason of the indemnitee's status as a Manager or Member. In particular (but without limitation of the foregoing sentence), the Company shall defend, indemnify and hold harmless the Managers and Members from all judgments, settlements, penalties, fines or expenses incurred in a proceeding to which such Person is a party because such Person is or was a Manager or Member. However, no Manager or Member shall be indemnified from any liability for breach of the duty of loyalty under Section 5.3, receipt of a financial benefit to which the Manager or Member is not entitled, approval of a distribution in violation of Section 2.6.6, intentional infliction of harm on the Company or a Member, an intentional violation of criminal law, gross negligence, willful misconduct, or bad faith.

11.1.1   Payment of Expenses. To the fullest extent permitted by law, expenses incurred by an indemnitee in defending any claim, demand, action, suit or proceeding subject to this Section 11.1 will, from time to time, be advanced by the Company prior to the final disposition of the claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking on behalf of the indemnitee to repay such amounts unless it is determined that the indemnitee is entitled to be indemnified for the amounts paid under the terms of this Section 11.1. If an indemnitee wishes to make a claim under this Section 11.1, the indemnitee should notify the Company in writing within thirty (30) days after receiving notice of the commencement of any action that may result in a right to be indemnified under this Section 11.1; *provided, however,* that the failure to notify the Company will not relieve the Company of any liability for indemnification pursuant to this Section 11.1, except to the extent that the failure to give notice will have been materially prejudicial to the Company.

11.1.2   Right to Counsel and Control of Action. An indemnitee will have the right to employ separate legal counsel in any action pursuant to this Section 11.1 and to participate in the defense of the action. The fees and expenses of such legal counsel will be at the expense of the indemnitee unless: (i) the Company has agreed in writing to pay such fees and expenses, (ii) the Company has failed to assume the defense of the action without reservation and to employ counsel within a reasonable period of time after being given the notice required above, or (iii) the named parties to any such action (including any impleaded parties) include both the indemnitee and the Company and the indemnitee has been advised by its legal counsel that representation of the indemnitee and the Company by the same counsel would be inappropriate under applicable standards of professional conduct because of actual or potential differing interests between them. It is understood, however, that the Company will, in connection with any one such action in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate firm of attorneys at any time for all such indemnities having actual or potential different interests with the Company. The Company will not be liable for any settlement of any action agreed to without the Company's written consent. The indemnification obligations set forth in this Section 11.1 will survive the termination of this Operating Agreement.

11.1.3 Insurance. The Company may purchase and maintain insurance on behalf of any Manager, Member, or Affiliate thereof against liability asserted against or incurred by the Manager, Member, or Affiliate thereof in that capacity or arising from that status, including (without limitation) any liability arising from breach of any of the duties set forth in Article 5.

11.2   Indemnification by Member for Failure to Pay Taxes. If the Company is liable for the payment of any tax as a result of a Member's failure to file a tax return or to pay a tax owed by the Member, the Member shall be personally liable to the Company for any such tax, plus penalties and interest, and attorney fees and costs incurred by Company in connection therewith. The Company may reimburse itself for any amounts paid by the Company on account of such liability by reducing the Member's Capital Account or from withholding real or personal property otherwise distributable to the Member.

11.3   Claim. The term "Claim" shall be broadly construed to include any actual or alleged dispute, controversy, breach, loss, default, harm, damage, penalty, fee or cost relating to or arising under this Operating Agreement or the operation of the Company, including (without limitation) Claims by third parties, Managers, Members or Affiliates thereof. With respect to a Member, "Claim" includes any action to enforce the Member's rights and otherwise protect the Member's interests, including rights and interests under this Operating Agreement or the Act or arising independently of the membership relationship, subject however to Section 11.5.

11.4   Claim Notice and Cure Period. In the event of a Claim, then the aggrieved party shall give the defaulting party reasonable written notice of the Claim. From the date of notice the defaulting party shall have twenty-eight (28) days to cure the Claim.

11.5   Claim Resolution Procedure. If a Claim arises, the parties shall first attempt to settle the Claim by direct discussions. If the Claim cannot be settled by the parties by direct discussions, then the parties agree to endeavor to settle the Claim in an amicable manner by mediation administered by the American Arbitration Association under its Commercial Mediation Rules. Thereafter, any unresolved controversy or Claim arising from or relating to this Operating Agreement or a breach of this Operating Agreement shall be resolved as provided by law.

11.6   Rights and Remedies. Except as expressly provided in this Operating Agreement, and to the extent permitted by law, an aggrieved party has all the rights and remedies available in law, in equity, and in this Operating Agreement. Any rights and remedies described in this Operating Agreement are cumulative and not alternative to any other rights and remedies available at law or in equity. Notwithstanding the foregoing, no Member shall have the right to maintain a direct action against the Company or any Manager or Member of the Company except in connection with a harm incurred by the Member independently of any harm caused or threatened to be caused to the Company or to the Members generally and in proportion to their respective Membership Interests. Claims relating to any harm caused or threatened to be caused to the Company or to the Members generally and in proportion to the Members' respective Membership Interests shall be maintained only derivatively and in accordance with applicable law governing derivative actions.

11.7   Injunction Remedies. In addition to any other right or remedy the Company and the Members may have, the Company and the Members shall have the right, subject to Section 11.5, to specifically enforce this Operating Agreement, including (without limitation) to the restrictions on Transfer set forth in Article 8. Each member agrees that the other Members and the Company will be irreparably damaged if this Operating Agreement is not specifically enforced. Upon a breach or threatened breach of any term, covenant or condition of this Operating Agreement by any party, each of the other parties shall, in addition to all other remedies, be entitled to seek a temporary and permanent injunction, without showing any actual damage, and may seek a decree for specific performance.

11.8   Attorney Fees and Costs. In the event of a Claim, the prevailing party shall be awarded reasonable attorney fees and costs in any suit, action or proceeding, including trial, arbitration, mediation, or appeal, as awarded by the court, arbitrator or mediator.

11.9   Waiver. The waiver of any right, obligation or remedy shall be in writing and signed by all parties affected by the waiver. The failure or neglect of a party to enforce any right or remedy available by reason of the failure of the other party to observe or perform a term or condition set forth in this Operating Agreement shall not constitute a waiver of the term or condition. A waiver by a party (i) shall not affect any term or condition other than the one specified in the waiver, (ii) shall waive a specified term or condition only for the time and in the manner specifically stated in the waiver, and (iii) shall waive a specified term or condition only for the parties expressly named in the waiver and for no other parties.

11.10   Governing Law. The law of the state of Idaho shall govern this Operating Agreement.

11.11   Mandatory Arbitration. Any dispute, controversy, or claim rising between the Parties arising out of or relating to this Operating Agreement, or the breach, termination, enforcement, interpretation, or validity hereof, shall be referred to and finally resolved by arbitration in Boise, Idaho, to the exclusion of all other procedures, in accordance with the Commercial Arbitration Rules (the "**Rules**") then in force of the American Arbitration Association ("**AAA**"), which are deemed to be incorporated by reference. There shall be one arbitrator agreed to by the parties within 20 days of receipt of a request for arbitration or, barring such agreement, appointed by the AAA in accordance with the Rules. To the maximum extent permitted by applicable Law, the Parties agree not to assert any rights to have any court rule on a question of law affecting the arbitration or to hear any appeal from or entertain any judicial review of the arbitral award. The award rendered by the arbitrator may be confirmed, entered, and enforced in any court having jurisdiction.

ARTICLE 12
MISCELLANEOUS

12.1   Notices. All notices and other communications ("**Notices**") must be in writing and may be delivered (i) in person, with the date of notice being the date of personal delivery, (ii) by United States Mail, postage prepaid for certified or registered mail, return receipt requested, with the date of notice being the date of the postmark on the return receipt, (iii) by fax, with confirmation of the transmittal of the fax and a copy of the fax deposited on the same day in the United States Mail, with the date of notice being the date of the fax, (iv) by e-mail, with confirmation of sending of the e-mail and a copy of the e- mail deposited on the same day in the United States Mail with the date of notice being the date of the e- mail, (v) by nationally recognized delivery service such as Federal Express, with the date of notice being the date of delivery as shown on the confirmation provided by the delivery service.

12.2   Waiver of Notice. Whenever any notice is required to be given a waiver in writing signed by the persons entitled to such notice shall be equivalent to the giving of the notice. The waiver is effective whether duly signed before or after the event concerning which the notice is given.

12.3   Successors and Assigns. The provisions of this Operating Agreement are binding upon any successors of the Members, the Managers, or the Company. The rights, duties, and obligations of any Member may not be assigned except in accordance with the provision in Article 8; and any purported assignment in violation of this Operating Agreement shall be null and void ab initio.

12.4   Coordination of Operating Agreement and Act and Other Applicable Law. Except to the extent a provision of this Operating Agreement is prohibited or ineffective under the Act or other applicable law, this Operating Agreement shall govern, even when inconsistent with or different than, the Act or other applicable law. To the extent any provision of this Operating Agreement is prohibited or ineffective under the Act or other applicable law, this Operating Agreement shall be considered amended to the smallest degree possible in order to resolve the prohibition or ineffectiveness. In the event the Act or other applicable law is subsequently amended, superseded, or interpreted to make any provision of this Operating Agreement valid or invalid, the provision shall be considered to be valid or invalid, as the case may be, from the effective date of the amendment, supersession, or interpretation. [§ 30-6-110]

12.5   No Partnership Intended for Non-Tax Purposes. The Members have formed the Company under the Act, and expressly intend not to form a partnership or limited partnership. The Members intend not to be partners one to another, or partners as to any third party. To the extent any Member, by word or action, represents to another Person that any other Member is a partner or that the Company is a partnership, the Member making the wrongful representation shall be liable to any other Member who incurs personal liability by reason of the wrongful representation.

12.6   Rights of Creditors and Third Parties. The Operating Agreement is intended for the exclusive benefit of the Company, its Members, and their successors and assigns. There are no intended or incidental third party beneficiaries. This Operating Agreement is not intended to benefit any creditor of the Company or any other Person. Except as otherwise provided in the Act, no creditor or third party shall have any rights under (i) this Operating Agreement or (ii) any agreement between the Company and any Member regarding any contribution or otherwise.

12.7   Severability. The invalidity of any portion of this Operating Agreement shall not affect the validity of any other portion of this Operating Agreement. If the invalidity or unenforceability is due to the unreasonableness of any restrictions, the restrictions shall be effective to the extent that a court may determine them to be reasonable. If any covenant or restriction is held to be unenforceable, the covenant or restriction shall be first modified to be enforceable. If the covenant or restriction cannot be modified to be enforceable, then the covenant or restriction shall be eliminated to the extent necessary to permit the remaining restrictions to be enforced.

12.8   Time of the Essence. Time is of the essence with respect to the obligations to be performed under this Operating Agreement.

12.9   Entire Agreement. All Schedules to this Operating Agreement constitute a part of this Operating Agreement. This Operating Agreement, together with the accompanying Schedules, constitutes the entire, completely integrated agreement among the parties concerning the subject matter of this Operating Agreement, and supersedes all prior memoranda, correspondence, conversations and negotiations.

12.10   Amendment. This Operating Agreement cannot be amended orally or by conduct of the parties. All amendments of this Operating Agreement must be in writing and must be approved by the Members in accordance with Section 2.5. The Members intend that compliance with the requirements of this Section 12.10 is a condition precedent to any amendment of this Operating Agreement and that any purported amendment of this Operating Agreement which does not comply with the requirements of this Section 12.10 is ineffective.

12.11   Adoption and Ratification. This Operating Agreement is adopted as of the Effective Date. This Operating Agreement is a private agreement among the Members, the Managers, and the Company; and its terms and conditions shall not be disclosed in any form or manner to Persons other than the Company, its Managers, Members, and Affiliates, or to accountants, attorneys or other professional advisors thereof.

12.12   Counterparts. This Operating Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

(Signature(s) on following page(s).)

Each of the following parties has executed this Operating Agreement effective as of the Effective Date.

MEMBERS:



_____
John Michael Schert

DUCK CLUB ENTERPRISES, LLC



By:_____
Lori Shandro, Manager

MANAGER:



_____
Lori Shandro

SCHEDULE 2.4
SCHEDULE OF MEMBERS

Name and Address	Series A Preferred Units	Common Units
Duck Club Enterprises LLC 1605 N. 13th St., Ste A Boise, ID 83702	0	808,775.00
John Michel Schert 812 Brumback St. Boise, ID 83702	0	41,225.00

SCHEDULE 2.5
ACTIONS REQUIRING MEMBER APPROVAL

Action	Percentage of Units Required for Approval
Additional contributions by one or more Members (see Section 2.5.2)	75%
Admission of new Members (see Section 2.7)	75%
Appointment, election, or removal of Managers (see Section 3.5)	75%
Compensation of Managers (see Section 3.8)	75%
Authorization, approval, or ratification of Conflicting Interest Transactions (see Section 5.3.4)	75%
Approval of voluntary redemptions of Members (see Section 8.3.1)	75%
Transfers between Members (see Section 8.3.3)	75%
Transfers to a Third Party (see Section 8.3.4)	75%
Dissolution of Company in lieu of Transfers to third parties (see Section 8.3.4)	75%
Dissolution of the Company (see Section 10.1)	75%
Amendment of the Operating Agreement (see Section 12.10)	75%
Sale, lease, exchange or other disposition of all or any substantial part of the Company Property	75%
Merger interest exchange, conversion, domestication, or division	75%
Borrowing funds requiring guarantees of the Members	75%
Change in the Company's purpose or undertaking any act outside the scope of Company's purpose	75%
Authorization, approval, or ratification of any other acts submitted to the Members by the Managers	75%